Exhibit 99.2

AGM Group Holdings

AGM GROUP HOLDINGS INC.
UNIT 2212, 22/F, CC WU BUILDING
302–308 HENNESSY ROAD
WANCHAI, HONG KONG

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/AGMH2026SM**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T04802-S51597

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

AGM GROUP HOLDINGS INC.

The Board of Directors recommends you vote "FOR" the following proposals:	**For**	**Against**	**Abstain**
1. *Repurchase of Class B Ordinary Shares Held by Mr. Bo Zhu* To approve the Company's repurchase of 1,200,000 Class B ordinary shares from Mr. Bo Zhu for an aggregate purchase price of US$8,000,000 pursuant to the Share Repurchase Agreement.	☐	☐	☐
2. *General Authorization* To authorize each director or officer of the Company to take all actions necessary, appropriate or desirable to implement the foregoing resolutions.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Special Extraordinary Meeting: The Meeting Notice is available at www.proxyvote.com. T04803 - S51597 AGM GROUP HOLDINGS INC. SPECIAL EXTRAORDINARY MEETING OF SHAREHOLDERS October 28, 2026 9:00 a.m. Eastern Time THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The shareholder(s) hereby appoint(s) Mr . Hailiang Jia, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the Ordinary Shares of AGM GROUP HOLDINGS INC . that the shareholder(s) is/are entitled to vote at the Special Extraordinary Meeting of Shareholders to be held at 9 : 00 a . m . Eastern Time, on October 28 , 2026 , at www . virtualshareholdermeeting . com/AGMH 2026 SM, and any adjournment or postponement thereof . This proxy, when properly executed, will be voted in the manner directed herein . If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations . Continued and to be signed on reverse side